FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

April 30, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on April 30, 2014

Item 4.

Summary of Material Change

See attached copy of the April 30, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the April 30, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

April 30, 2014

ALBERTA STAR DEVELOPMENT CORP.

2300-1066 West Hastings Street

Vancouver, B.C.

VE 3X2

April 30, 2014

     TSX-V: ASX

OTC BB:  ASXSF

 FRANKFURT: QLD

NEWS RELEASE

ALBERTA STAR announces Normal Course Issuer Bid

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) (the “Company”) announces today its intention to make a normal course issuer bid (the “Bid”) to purchase for cancellation, from time to time, as it considers advisable, up to 1,700,000 of its issued and outstanding common shares, being approximately 7.85% of the Company’s currently outstanding common shares and approximately 9.66% of the Company’s Public Float (as that term is defined in the policies of the TSX Venture Exchange (the “Exchange”)). Commencement of the Bid is subject to the approval of the Exchange. The Bid will be conducted in accordance with applicable securities laws and the policies of the Exchange.  Purchases will be made on the open market through the facilities of the Exchange.  Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company.

The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase.  The Bid will commence no earlier than three trading following receipt of approval of the Exchange and will terminate on one year from such date, or such earlier time as the applicable Bid is completed or at the option of the Company.

The Company purchased 487,000 of its common shares pursuant to a normal course issuer bid during the previous 12 months.   The weighted average price paid per common share was $0.171.

The Board of Directors of the Company believes that the current and recent market prices for the Company’s common shares do not give full effect to their underlying value and that, accordingly, the purchase of common shares under the Bid will increase the proportionate share interest of, and be advantageous to, all remaining shareholders. The normal course purchases will also afford an increased degree of liquidity to current shareholders who would like to dispose of their shares and will serve to stabilize the market price for the Company’s shares.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

President

Tel: (604) 689-1749

srogers@alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 2, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director